Filed by QLT Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: INSITE VISION INCORPORATED

Commission File No.: 0-22332

Date: June 8, 2015

New QLT A Diversified, Pure-Play, Late-Stage Ophthalmic Pharmaceutical Company June 8, 2015

2 Forward-Looking Statement Important Information For Investors And Shareholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, QLT expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a proxy statement of InSite Vision that also constitutes a preliminary prospectus of QLT. After the registration statement is declared effective InSite Vision will mail a definitive proxy statement/prospectus to stockholders of InSite Vision. This material is not a substitute for the proxy statement/prospectus or registration statement or for any other document that QLT or InSite Vision may file with the SEC and send to QLT’s and/or InSite Vision’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF QLT AND INSITE VISION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by QLT or InSite Vision through the website maintained by the SEC at http://www.sec.gov and, in QLT's case, also on the System for Electronic Document Analysis Retrieval ("SEDAR") website maintained by the Canadian Securities Administrators at www.sedar.com. QLT stockholders may also obtain these documents, free of charge, from QLT's website at www.qltinc.com under the heading "Investors" and then under the heading "Proxy Circulars" or upon request directly to QLT to the attention of "QLT Investor Relations," 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5. Copies of the documents filed with the SEC by InSite Vision will be available free of charge on InSite Vision’s website at www.InSiteVision.com or by contacting InSite Vision at 510-747-1220. QLT and InSite Vision and certain of their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of QLT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Information about the directors and executive officers of InSite Vision is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available. Cautionary Statement regarding Forward-Looking Statements Certain statements in this presentation constitute “forward-looking statements” of QLT within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. Forward looking statements include, but are not limited to, statements concerning the proposed transaction between QLT and InSite Vision (the “Proposed Transaction”) including any statements regarding the expected timetable for completing the Proposed Transaction; the effect of the Proposed Transaction on QLT and the QLT stock; the potential benefits and synergies of the Proposed Transaction; statements concerning a potential submission of a MAA with the EMA for conditional approval and the potential commencement of one or more pivotal trials for QLT091001; statements concerning the expected filing of an NDA for BromSite; statements concerning future mergers and acquisitions and any other statements regarding QLT’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the Proposed Transaction; the risk that a condition to closing the Proposed Transaction may not be satisfied; QLT’s ability to achieve the value creation contemplated by the Proposed Transaction; QLT’s ability to promptly, efficiently and effectively integrate InSite Vision’s operations into its own operations; the diversion of management time on the Proposed Transaction; the risk that QLT will determine it is not feasible to submit a MAA for conditional approval with the EMA based upon existing clinical data or other reasons and the impact of this outcome on QLT’s potential plans to commence a pivotal trial for QLT091001; the risk that the EMA denies any conditional approval and the MAA QLT may submit; uncertainties relating to development plans, timing and results of the clinical development and commercialization of QLT and InSite Vision’s products and technologies, including pivotal clinical trials; assumptions related to continued enrollment trends, efforts and success, and the associated costs of these programs; outcomes for such clinical trials may not be favorable or may be less favorable than interim/preliminary results and/or previous trials; there may be varying interpretations of data produced by one or more of the clinical trials; risks and uncertainties associated with the safety and effectiveness of the technology; the timing, expense and uncertainty associated with the regulatory approval process for products to advance through development stages; risks and uncertainties related to the scope, validity, and enforceability of intellectual property rights and the impact of patents and other intellectual property rights of third parties. Additional information concerning these and other factors can be found in QLT’s and InSite Vision’s respective filings with the SEC, including QLT’s and InSite Vision’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. QLT assumes no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date here.

3 Investment Highlights Late stage, diversified ophthalmic pipeline focused on front of the eye and retinal indications Multiple ophthalmology clinical assets – combination of expected low risk and high upside products Portfolio includes a pivotal trial ready, ultra-orphan retinoid program (QLT091001) for inherited retinal disease (IRD), cash flow generating royalty streams, (AzaSite) for conjunctivitis, an NDA ready for filing (BromSite) for the treatment of inflammation and ocular pain post-cataract surgery, and a late-stage program for blepharitis (DexaSite) Proprietary drug delivery technology (DuraSite) validated by two approved products (AzaSite and Besivance) Orphan Drug and FDA Fast Track Designated, Phase 3 ready retinoid program with strong momentum Planned MAA filing for conditional approval in 1H 2016 $500+ million market for an unmet medical need Strong cash position/balance sheet New QLT cash balance of $70 million – sufficient for expected development costs of the retinoid program and InSite’s lead products Favorable Canadian tax domicile and significant Canadian NOLs Provides significant strategic flexibility for partnering / M&A Over $140 million worth of Canadian NOLs and R&D tax credits Multiple significant news flow and value creation events in near and medium-term Operational team synergy with proven ability to execute Experienced public company directors who are highly respected by institutional shareholders

4 Transaction Overview: Acquisition of InSite Vision New QLT (QLT Acquisition of InSite Vision) Approximately $70 million pro forma cash balance from QLT and new investors to fund retinoid program and InSite’s product candidates, including $20 million from co-investors Funding for pipeline and operations Enhanced ophthalmic clinical experience Maintains Canadian domicile Maintains Canadian NOLs Creates a well-capitalized, pure play, late-stage specialty ophthalmic company with a Canadian-domicile and broad pipeline of products All-share transaction at an exchange ratio of 0.048x Pro forma ownership split pre-distributions and new investment: QLT: 89.0% InSite Vision: 11.0% Shareholder votes/transaction approvals InSite to file proxy statement and schedule shareholder vote Transaction close anticipated in Q3 2015 Post-close, QLT will continue dual exchange listing NASDAQ: QLTI TSX: QLT Deal Facts $20 million new investment from 3 funds Additional liquidity opportunity for shareholders Co-investors commit to purchase at least $15 million of QLT shares within six months from signing New Investors JW Asset Management Note: $70 million of QLT Inc.’s cash balance distributed to shareholders by way of an equity investment into Aralez Pharmaceuticals and redeemable convertible notes to QLT shareholders; please see QLT’s press release dated 06/08/2015 for additional information

5 Enhanced Platform for Value Creation QLT New QLT Core ophthalmic focus Multiple late stage clinical assets Late, mid and early stage product candidates Proprietary drug delivery technology platform Strong cash position / balance sheet Immediate revenue stream  Multiple near / medium-term value driver development milestones / news flow events Canadian tax structure Enhanced management team to take development programs through launch

Diverse Pipeline Supports Near-term and Long-term Growth

Product	Category & Indication	Stage	Partner / Ownership	Patent Life
AzaSite	Antibiotic; Bacterial conjunctivitis	Approved: US/Canada Pre-MAA: EU/MEA Phase 1/2	Akorn: US & Canada Nicox: EU/MEA Senju: Japan Retain ROW rights	Issued; 2019 10-years post-approval Issued; 2020
BromSite	NSAID; post-cataract surgery	NDA filing this week Pre-MAA: EU/MEA	Own: US Nicox: EU/MEA Own: ROW rights	Issued; 2029
DexaSite	Steroid; Blepharitis	2016 NDA planned	Global	Pending; 2029-2034
Retinoid Program (QLT091001)	Retinoid; LCA/RP (Orphan); potentially IDA	Phase 3 ready in EU/US Planned MAA filing for conditional approval in EU	Global	Issued; 2025 Pending; 2029-2034
DexaSite	Steroid; post-cataract surgery	Phase 3 ready	Global	Pending; 2029-2034
ISV-101	NSAID; Severe dry eye disease due to inflammation	Phase 1/2 ready	Global	Issued; 2029
AzaSite Xtra (2%)	Antibiotic; Neonatal infection prevention (Orphan) Bacterial conjunctivitis	IND ready	Akorn: US/Canada option Nicox: EU/MEA Own: ROW	Issued; 2027-2033

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Ultra-Orphan Phase 3 Ready Retinoid Program Summary (QLT091001) Orphan Drug Designation by both the FDA and EMA for a significant unmet medical need $500+ million market potential FDA Fast Track status for ultra-orphan indications of Leber Congenital Amaurosis (LCA) and Retinitis Pigmentosa (RP) Severe inherited retinal degenerative diseases with progressive vision loss and blindness in childhood (LCA) or adolescent/adult age (RP) Disease prevalence: LCA – 1,000-2,000 patients worldwide; RP – 2,000-3,000 patients worldwide Sufficient funding on hand to advance the program through approval Phase 3 study design highlights – Study initiation planned by 1H 2016 and pre-study activities undergoing Population: LCA/RP subgroup with confirmed RPE65 or LRAT mutations Pathophysiology: Visual cycle defect, impaired regeneration of visual chromophore 11-cis-retinal, impaired phototransduction, retinal degeneration Drug Profile: Synthetic 9-cis-retinoid, oral solution Randomized, double blind design 1-year treatment period and 1-year follow-up period 7 Planned MAA Filing For Conditional Approval by 1H 2016 Planned NDA/MAA Filings For Full Approval by 2018

8 Retinoid Program Has Achieved Major Milestones Pre-study activities underway for the initiation of the Phase 3 pivotal trial by 1H 2016 Includes engaging global study CRO and clinical study sites, IRB submissions and approvals, manufacturing clinical and primary stability batches Q1 2015 – Meetings held with certain EU National Regulatory Agencies Discussions ongoing for the planned submission for conditional approval in EU 1H 2016 Initiating 2H 2015 retrospective study of natural history of the disease to support conditional approval submission December 2014 – completed PoC trial for patients with impaired dark adaptation (IDA) Condition of IDA is a growing problem with an expanding, aging population Patients treated with QLT091001 showed a trend towards improvement in IDA rate and glare recovery December 2014 – completed RP 01 trial in RP patients with autosomal dominant RPE65 mutation 4 of 5 patients (80%) showed improvement in either retinal area and/or visual acuity compared to baseline September 2014 – completed IRD 02 trial (retreatment of patients who completed positive PoC study IRD 01) Final trial results show that a majority of patients (77% LCA and 86% RP) positively responded to treatment by either functional retinal area and/or visual acuity changes from baseline July 2014 – IRD 01 PoC study results published in The Lancet, generating interest from the scientific, medical and corporate communities Compassionate use program for QLT091001 continuing

Retinoid Program Building Momentum on Clinical and Regulatory Fronts in US and EU

- Finalized Phase 3 pivotal trial protocol for US and EU
  - Prospective, multi-center, placebo-controlled comparative study of safety and efficacy of oral QLT091001 in subjects with inherited retinal disease phenotypically diagnosed with LCA or RP caused by RPE65 or LRAT gene mutations (IRD)
- FDA and EMA both granted Orphan Drug Designations
- FDA granted Fast Track status for both LCA and RP

Indication	PC	P1	P2	P3	Mkt.	Status
IRD (LCA and RP)						▪ Reported positive PoC data in 2011 and 2012 ▪ Reported positive final results from Phase 1b retreatment trial in September 2014 ▪ Pivotal trial ready and commencing in 1H 2016 ▪ Planned filing for conditional approval application in EU in 1H 2016
IDA						▪ Phase 2a study complete ▪ PoC results reported in December 2014
RP with autosomal dominant mutation in RPE65						▪ Phase 1b study completed in December 2014 ▪ Results reported in the 2014 Annual Report

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QLT Inc.

10 Retinoid Product Expected to Achieve First-Line Position QLT091001 is expected to achieve first-line position in the treatment of inherited retinal diseases caused by mutations in RPE65 or LRAT Currently there are no FDA or EMA approved medicinal treatments for LCA or RP Orphan designated by both FDA and MAA with $500+ million market potential Gene therapy pipeline in development (SPK-RPE65) but is believed to pose minimal sales erosion risk in the next 5 years Advantages over gene therapy Oral product not an invasive surgery Comprehensive therapy of the entire retina Treats both eyes at the same time without multiple surgical procedures Demonstrated beneficial effects of repeat treatment Convenient oral dosing regimen an advantage where sophisticated surgical capabilities not available Safety of retinoids as a class well-understood by regulatory agencies Well-understood mechanism of action Clinical effect of gene therapy has reported to be transient after initial improvements(1) (1) References from The New England Journal of Medicine: “Long-Term Effects of Retinal Gene Therapy in Childhood Blindness” by Alan Wright; “Long-Term Effect of Gene Therapy on Leber’s Congenital Amaurosis” by J.W.B. Bainbridge, et al.; “Improvement and Decline in Vision with Gene Therapy in Childhood Blindness” by Samuel Jacobson, et al.

11 Retinoid Program Highlights Retinoid Program High unmet clinical need $500+ million market potential Orphan and Fast-Track Designations Positive clinical response rates Comprehensive treatment of the retina in both eyes Oral and non-invasive treatment Favorable side effect profile Beneficial effects of repeat treatment

RET IRD 02 – Functional Retinal Area Responders (ITT) 12 Mean duration of GVF response > 20%: 286 days Min – Max: 29 – 639 Mean duration of GVF response of > 20%: 204 days Min – Max: 7 – 742 LCA (N=13) % Responders RP (N=14) % Responders > 20% Increase > 40% Increase Response Category: Change from Baseline in GVF Retinal Area > 20% Increase > 40% Increase Response Category: Change from Baseline in GVF Retinal Area 70% (19/27) of subjects demonstrated an increase in Goldman visual field from baseline of > 20% in at least one eye at 2 consecutive visits post treatment 54% 54% 46% 38% 92% 85% 69% 54% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% One Eye Both Eyes One Eye Both Eyes Primary Isopter Any Isopter 86% 79% 64% 36% 86% 79% 64% 57% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% One Eye Both Eyes One Eye Both Eyes Primary Isopter Any Isopter

RET IRD 02 – Visual Acuity Responders (ITT) 13 Mean duration of VA response > 5 letters: 290 days Min – Max: 7 – 616 Mean duration of VA response > 5 letters: 158 days Min – Max: 22 – 350 LCA (N=13) % Responders RP (N=14) % Responders Response Category: Change from Baseline in Visual Acuity Response Category: Change from Baseline in Visual Acuity 70% (19/27) of subjects demonstrated an increase in VA from baseline of > 5 letters in at least one eye at 2 consecutive visits post treatment 64% 14% 7% 0% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% ? 5 Letter Increase ? 10 Letter Increase At Least 1 Eye Both Eyes 77% 0% 23% 0% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% ? 5 Letter Increase ? 10 Letter Increase At Least 1 Eye Both Eyes

14 Investment Highlights Late stage, diversified ophthalmic pipeline focused on front of the eye and retinal indications Multiple ophthalmology clinical assets – combination of expected low risk and high upside products Portfolio includes a pivotal trial ready, ultra-orphan retinoid program (QLT091001) for inherited retinal disease (IRD), cash flow generating royalty streams, (AzaSite) for conjunctivitis, an NDA ready for filing (BromSite) for the treatment of inflammation and ocular pain post-cataract surgery, and a late-stage program for blepharitis (DexaSite) Proprietary drug delivery technology (DuraSite) validated by two approved products (AzaSite and Besivance) Orphan Drug and FDA Fast Track Designated, Phase 3 ready retinoid program with strong momentum Planned MAA filing for conditional approval in 1H 2016 $500+ million market for an unmet medical need Strong cash position/balance sheet New QLT cash balance of $70 million – sufficient for expected development costs of the retinoid program and InSite’s lead products Favorable Canadian tax domicile and significant Canadian NOLs Provides significant strategic flexibility for partnering / M&A Over $140 million worth of Canadian NOLs and R&D tax credits Multiple significant news flow and value creation events in near and medium-term Operational team synergy with proven ability to execute Experienced public company directors who are highly respected by institutional shareholders